UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


           Filed pursuant to Section 16(a) of the Securities Exchange
            Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940



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   1.    Name and Address of              Humphrey         Peter           G.
         Reporting Person                 --------------------------------------
                                         (Last)       (First)          (Middle)

                                          220 Liberty Street
                                          --------------------------------------
                                                   (Street)

                                          Warsaw         New York        14569
                                          --------------------------------------
                                          (City)        (State)           (Zip)

*If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

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-----    ------------------------    -------------------------------------------


   2.    Date of Event Requiring         11/2/00
         Statement                   (Month/Day/Year)

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   3.    IRS or Social Security
         Number of Reporting Person

         (Voluntary)

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
                                      -2-

FORM 3 (continued)

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   4.    Issuer Name and Ticker or      Bath National Corporation.
         Trading Symbol                          Bath

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   5.    Relationship of Reporting    ___ Director          ___ 10% Owner
         Person(s) to Issuer          ___ Officer (give     __X_ Other (specify
          (Check all applicable)             title below)                 below)

                                      Holder of Proxy to Vote _____% of shares

-----    ------------------------    -------------------------------------------

   6.    If Amendment, Date of

         Original (Month/Day/Year)     ___/___/___


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   7.    Individual or Joint/Group     _X_ Form filed by One Reporting Person
         Filing (1)                    ____Form filed by More than One Reporting
          (Check Applicable Line)           Person

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--------------------------------------------------------------------------------


                              Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security      2.  Amount of Securities         3.  Ownership Form:       4.  Nature of Indirect
         (Instr. 4)             Beneficially Owned                Direct (D) or             Beneficial
                                (Instr. 4)                        Indirect (I)              Ownership
                                                                  (Instr. 5)                (Instr. 5)
----------------------     ---------------------------     -----------------------   --------------------------

Common Stock                    86,255 (1)                        I                      Right to vote shares

----------------------     ---------------------------     -----------------------   --------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                     Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-----    ------------------------------------       ---------------------------------------------------------------

1. Title of Derivative     2.  Date Exercisable and         3.  Title and Amount of Securities
   Security (Instr. 4)         Expiration Date                  Underlying Derivative Security
                               (Month/Day/Year)                 (Instr. 4)
                               ------------------------------     -----------------------------------
                               Date              Expiration         Title                 Amount or Number
                               Exercisable       Date                                     of Shares
                               --------------    -------------  --------------            --------------------
--------------------------------------------------------------------------------------------------------------

4. Conversion or Exercise   5. Ownership Form of Derivative 6.  Nature of Indirect Beneficial
   Price of Derivative         Security:  Direct (D) or         Ownership
   Security                    Indirect (I)                     (Instr. 5)
                               (Instr. 5)

---------------------------   ------------------------------   -----------------------------------------------
--------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Financial Institutions Inc. and Peter G. Humphrey were each names as proxy and attorney-in-fact to vote the reported shares of Bath National Corporation ("Bath") with respect to certain matters relating to the merger of Bath with and into a wholly-owned subsidiary of Financial Institutions, Inc. (the "Merger"). The Bath shareholders granting the proxy are Theodore P. Capron, Robert H. Cole, Herbert Fort, Edward C. Galpin, Lisle E. Hopkins, Lawrence C. Howell, Douglas L. McCabe, Freeman H. Smith, III, Patrick Sullivan and Alan J. Wilcox Constance Manikas, Laverne H. Billings and Joseph F. Meade, Jr.


                                             Date: November 10, 2000

** International misstatements or
omissions of facts constitute
Federal Criminal Violations.
                                             /s/Peter G. Humphrey
                                             -----------------------------------
See 18 U.S.C. 1001 and 15 U.S.C. 781(A)      By:      Peter G. Humphrey

                                               **Signature of Reporting Person